UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K

                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2003

                                       or

[_]  Transition report pursuant to Section 15(d) of the Securities Exchange Act

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES


                                    CONTENTS

Report of Independent Registered Public Accounting Firm .......................3

Financial Statements:

     Statements of Assets Available
        for Benefits...........................................................4

     Statements of Changes in Assets
        Available for Benefits.................................................5

     Notes to Financial Statements........................................6 - 12

Supplemental Schedule:

     Schedule H, line 4i - Schedule of Assets Held for Investment
        Purposes at December 31, 2003.........................................14


Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Kennecott Corporation Savings Plan for Hourly Employees

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the "Plan") at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Salt Lake City, Utah
September 23, 2005

            KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

                   Statements of Assets Available for Benefits

                        As of December 31, 2003 and 2002



                                                     2003                2002
                                                 -----------         -----------

Assets
-----------

Investments                                      $44,184,371         $40,405,282

Receivables:
    Employee contributions                            85,056             112,685
    Employer contributions                            25,771              34,090
                                                 -----------         -----------

Assets available for benefits                    $44,295,198         $40,552,057
                                                 ===========         ===========


    The accompanying notes are an integral part of the financial statements

                        KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES


                        Statements of Changes in Assets Available for Benefits

                            for the years ended December 31, 2003 and 2002


                                                                           2003              2002
                                                                       ------------      ------------

    Investment income (loss):
      Interest and dividends                                           $  1,149,776      $  1,296,280
      Net appreciation (depreciation) in fair value of investments        5,682,975        (6,314,441)
                                                                       ------------      ------------
        Total investment income (loss):                                   6,832,751        (5,018,161)
                                                                       ------------      ------------

    Contributions:
      Employee contributions                                              2,514,160         2,831,999
      Employer contributions                                                697,566           842,303
                                                                       ------------      ------------
        Total contributions                                               3,211,726         3,674,302
                                                                       ------------      ------------

    Deductions:
      Administrative fees                                                   (15,986)          (13,986)
      Benefits paid to participants                                      (6,285,350)       (8,392,521)
                                                                       ------------      ------------
        Total deductions                                                 (6,301,336)       (8,406,507)
                                                                       ------------      ------------

        Net increase (decrease)                                           3,743,141        (9,750,366)

Assets available for benefits:
    Beginning of year                                                    40,552,057        50,302,423
                                                                       ------------      ------------
    End of year                                                        $ 44,295,198      $ 40,552,057
                                                                       ============      ============



    The accompanying notes are an integral part of the financial statements

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) have been prepared on the accrual basis of accounting.

     The Plan presents in the statements of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Use of Estimates - The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options, in any combination of stocks, bonds, mutual funds and other investment securities as designated by the employee. Investment securities are exposed to various risks, such as interest rate and market fluctuations and credit risk. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term. Such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

     Payments of Benefits - Benefits are recorded when paid.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its insurance contracts, which are valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.


2.   DESCRIPTION OF THE PLAN

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary Plan description, "Savings Plan for Hourly Employees," which provides a detailed discussion of the Plan, benefits and vesting of participants.

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

2.   DESCRIPTION OF THE PLAN, (continued)

     General - The Plan is a defined contribution plan covering eligible, union represented hourly employees of Kennecott Utah Copper Corporation and Participating Companies (collectively the Company), as defined in the Plan. Kennecott Utah Copper Corporation is an indirect wholly-owned subsidiary of Rio Tinto America Inc., which is an indirect wholly-owned subsidiary of Rio Tinto plc.

     Rio Tinto plc and Rio Tinto Limited entered into a dual listed companies merger in 1995 with the effect that the two companies operate as one business organization. All eligible union represented hourly full-time employees of the Company can participate in the Plan immediately after completing three months of continuous service.

     Contributions - An eligible participant may make a contribution of 1% to 19% of his/her salary on a before-tax basis via payroll deduction up to a maximum of $12,000 for 2003 and $11,000 for 2002. Contributions are allocated among 17 investments, as designated by the participant. The Company matches employee contributions $0.50 for every dollar contributed by the participant, up to 6% of base wages. The Company match is invested in the same manner as the employee's contributions.

     Participant Accounts - Each participant's investment account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Each participant may cause some or all of his or her current or cumulative contributions, including any amounts contributed by the Company as match contributions, to be invested in one or more of the investments made available through the Plan.

     Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of their account plus earnings thereon is based on years of service. As of January 1, 2002, a participant is 100% cliff vested after three years of credited service. In the event of death or permanent disability, a participant becomes fully vested in the Company contributions and earnings thereon.

     Payment of Benefits - On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount.

            KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

2.   DESCRIPTION OF THE PLAN, (continued)

     Account  Forfeitures  -  Forfeited  non-vested  amounts  are used to reduce
     Company contributions. Forfeitures from the Plan were $20,631 and $9,018 for the years ending December 31, 2003 and 2002, respectively. On a periodic basis, the Plan Administrator directs that accumulated, multi-year forfeitures be used to offset employer contributions. The last time this occurred was for the year ended December 31, 2003 in the amount of $52,266. There was no such offset directed for the year ended December 31, 2002. As of December 31, 2003, the Plan had $41,944 of unused, forfeited non-vested amounts.

     Administrative - The Administrative Committee, consisting of three or more persons appointed by the Board of Directors of Kennecott Utah Copper Corporation, administers the Plan. The Administrative Committee has the sole power and responsibility to interpret and construe the provisions of the Plan and decide on any disputes, and in general, to direct the administration of the Plan.

     Expenses - Putnam manages all investments except for the Plan's Dwight Stable Value Fund. The Company pays all other costs and expenses incurred in administering the Plan. A third party investment manager manages the Plan's Dwight Stable Value Fund. The investment manager receives an investment management fee at an annual rate of 0.9% of the Dwight Stable Value Fund's fair value calculated based on the Fund's average month-end balance for each calendar quarter and paid quarterly. The investment management fees totaling $15,967 and $13,986 for the years ended December 31, 2003 and 2002, respectively, were paid by participants of the Dwight Stable Value Fund. Transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participant.

     Plan Termination - The terms of the Plan may be amended, modified or discontinued after the effective date of the Savings Plan Agreement. Such amendment, modification or discontinuance may occur pursuant to negotiations for employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law or to gain Internal Revenue Service approval. No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

     If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Administrative Committee.

            KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

3.   INCOME TAX STATUS

     The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


4.   PARTIES-IN-INTEREST TRANSACTIONS

     Certain  Plan  investments  are  managed  by  Putnam  Investments.   Putnam
     Investments is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions.

     Transactions   associated   with  Rio   Tinto   plc  ADRs  are   considered
     party-in-interest transactions since Rio Tinto plc is the parent of the Company.


5.   INVESTMENTS

     Investments in common collective trust funds are stated at fair value based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. Investments are purchased and sold at the fair value of the underlying securities and receive the interest and dividend earnings of the underlying securities.

     Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

     Investments in common stock are stated at fair value based on quoted market prices.

     The Plan invests in both group annuity contracts and synthetic investment contracts. The Plan has entered into investment contracts with various insurance companies. The Plan maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged. The contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

            KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

5.   INVESTMENTS, (continued)

     The guaranteed insurance contracts held by the Plan are accounted for at their contract value (representing invested principal plus accrued interest) as reported by the contract issuers. Synthetic investment contracts have crediting rates that reset quarterly based on a pre-determined crediting rate formula. This formula factors in the contract value, the market value, the yield to maturity and the underlying fixed income investments. In all cases, the contract value is determined by increasing the principal balance by accrued interest that is based on the contract value crediting rate of each contract.

     Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of securities or units of a commingled pooled fund of fixed-income securities, referred to as the underlying investments. Underlying investments may include, but are not limited to:

          o Units of collective investment trusts ("CITs"), shares of mutual funds, or actively managed accounts, which may include CITs and mutual funds which provide for contract value accounting as part of the CIT or mutual fund structure. Any CIT or mutual fund investment has a stated target minimum average credit rating of "AA".
          o U.S. Treasuries and other securities backed by the full faith and credit of the U.S. Government.
          o Securities rated "AAA" at time of purchase and issued by U.S. Government Sponsored Entities.
          o Other fixed income investments such as mortgage-backed securities, asset-backed securities, collateralized mortgage obligations, corporate debt obligations and structured notes, in each case rated "AAA" at the time of purchase.

     The underlying investments are "wrapped" by contracts issued by third-party financial institutions. These wrap contracts provide benefit withdrawals and investment exchanges at the full contract values of the synthetic contracts (i.e. principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e. fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.

     The difference between the market value of the underlying investments and the reported value of the synthetic contract is generally the implicit value of the wrap contract. A positive value implies that the wrap contract issuer is obligated to the Fund for the indicated amount in the event of benefit withdrawals and or investment exchanges from the contract. A negative value for the wrap contract indicates that the market value of the underlying investment exceeds the contract value.

            KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

5.   INVESTMENTS, (continued)

     The crediting rate of a particular synthetic contract is reset on a fixed schedule basis and is thus tied to the performance of the underlying investments.

                                                  TOTAL FAIR        WRAPPER         CONTRACT
      DESCRIPTION AND UNDERLYING INVESTMENTS         VALUE           VALUE           VALUE

SYNTHETIC GUARANTEED CONTRACTS
Monumental Life Insurance Company
    MDA00039TR, no set maturity date, 5.15%       $ 2,817,154     $  (130,176)     $ 2,686,978
Transamerica Life Insurance Company
    TDA76580TR-0, no set maturity date, 5.54%       1,786,400        (115,643)       1,670,757
State Street Bank
    99037, no set maturity date, 3.98%              4,822,884         (90,970)       4,731,914
State Street Bank
    101138, no set maturity date, 6.07%             1,721,356         (91,125)       1,630,231
                                                  -----------     -----------      -----------

        TOTAL SYNTHETIC GUARANTEED CONTRACTS      $11,147,794     $  (427,914)     $10,719,880
                                                  ===========     ===========      ===========

     At December 31, 2003 and 2002, all investments were held by Putnam Investments.


     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,682,975 and $(6,314,441), respectively.


                                     2003             2002
                                 -----------      -----------

     Common Collective Trust     $   187,123      $  (840,583)
     Mutual Funds                  4,366,189       (5,542,298)
     Common Stock                  1,129,663           68,440
                                 -----------      -----------

                                 $ 5,682,975      $(6,314,441)
                                 ===========      ===========

            KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

5.   INVESTMENTS, (continued)

     The following information presents the fair value of all investments by type of investment as of December 31, 2003 and 2002:

                                                           2003            2002
                                                       -----------     -----------
Money Market
    Mellon Bank - STIF Account                         $    93,674     $      --
    The Boston Company - STIF Account                         --            92,603
                                                       -----------     -----------
                                                       $    93,674     $    92,603
                                                       -----------     -----------
Common Collective Trust
    SEI Stable Asset Fund                                4,697,103 *     2,171,233 *
    Putnam S&P 500 Index Fund                            3,558,411 *     3,099,055 *
                                                       -----------     -----------
                                                         8,255,514       5,270,288
                                                       -----------     -----------
Mutual Fund
    Managers Special Equity Fund                           835,088         453,967
    Dreyfus Mid-Cap Value Fund                             843,817         300,572
    PIMCO Total Return Fund                              1,548,236       1,849,645
    MSIF Institutional International Equity Fund           181,079          76,813
    Dodge & Cox Stock Fund                                 531,886         319,449
    UAM/ICM Small Company Fund                             461,908         357,538
    Putnam Asset Allocation: Growth Fund                   298,293         238,683
    Putnam Asset Allocation: Balanced Fund                 232,345         190,555
    Putnam Asset Allocation: Conservative Fund             222,702         135,580
    Putnam International Equity Fund                     2,429,618 *     2,156,020 *
    Putnam Investors Fund                                  494,379         388,478
    Putnam Fund for Growth and Income                    5,228,096 *     4,739,944 *
    Putnam New Opportunities Fund                        5,022,937 *     4,086,046 *
    Putnam Voyager Fund                                  2,664,377 *     2,342,597 *
                                                       -----------     -----------
                                                        20,994,761      17,635,887
                                                       -----------     -----------

Guaranteed Insurance Contracts
    Monumental Life Insurance Company                      385,603         741,592
    Transamerica Life Insurance Company                       --         1,012,177
    Monumental Life Insurance Company                         --         1,193,281
    Pacific Mutual Insurance Company                          --           745,816
                                                       -----------     -----------
                                                           385,603       3,692,866
                                                       -----------     -----------
Synthetic Guaranteed Contracts
    Monumental Life Insurance Company                    2,686,978 *     2,708,328 *
    Transamerica Life Insurance Company                  1,670,757       1,717,719
    State Street Bank                                    4,731,914 *     4,474,288 *
    State Street Bank                                    1,630,231       1,607,484
                                                       -----------     -----------
                                                        10,719,880      10,507,819
                                                       -----------     -----------
Common Stock
    Rio Tinto plc ADRs                                   3,734,939 *     3,205,819 *
                                                       -----------     -----------

Total Investments                                      $44,184,371     $40,405,282
                                                       ===========     ===========

    * Represents 5% or more of assets available for benefits

                              SUPPLEMENTAL SCHEDULE

                                       KENNECOTT COPRORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                      FORM 5500 DETAIL SCHEDULE


                     Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2003

(a)                (b)                                                  (c)                                   (d)           (e)

         Identity of issue, borrower,              Description of investment including maturity date,
         lessor or similar party                   rate of interest, collateral, par or maturity value      Cost(1)    Current Value
    Mellon Bank - STIF Account                     Money Market                                                        $     93,674
                                                                                                                       ------------
    SEI Stable Asset Fund                          Common Collective Trust                                                4,697,103
(2) Putnam S&P 500 Index Fund                      Common Collective Trust                                                3,558,411
                                                                                                                       ------------
                                                   Total Common Collective Trusts                                         8,255,514
                                                                                                                       ------------
    Managers Special Equity Fund                   Mutual Fund                                                              835,088
    Dreyfus Mid-Cap Value Fund                     Mutual Fund                                                              843,817
    PIMCO Total Return Fund                        Mutual Fund                                                            1,548,236
    MSIF Institutional International Equity Fund   Mutual Fund                                                              181,079
    Dodge & Cox Stock Fund                         Mutual Fund                                                              531,886
    UAM/ICM Small Company Fund                     Mutual Fund                                                              461,908
(2) Putnam Asset Allocation: Growth Fund           Mutual Fund                                                              298,293
(2) Putnam Asset Allocation: Balanced Fund         Mutual Fund                                                              232,345
(2) Putnam Asset Allocation: Conservative Fund     Mutual Fund                                                              222,702
(2) Putnam International Equity Fund               Mutual Fund                                                            2,429,618
(2) Putnam Investors Fund                          Mutual Fund                                                              494,379
(2) Putnam Fund for Growth and Income              Mutual Fund                                                            5,228,096
(2) Putnam New Opportunities Fund                  Mutual Fund                                                            5,022,937
(2) Putnam Voyager Fund                            Mutual Fund                                                            2,664,377
                                                                                                                       ------------
                                                     Total Mutual Funds                                                  20,994,761
                                                                                                                       ------------
    Monumental Life Insurance Company              GIC, final due 06/15/04, 6.60%                                           385,603
                                                                                                                       ------------
                                                     Total GICs                                                             385,603
                                                                                                                       ------------
    Monumental Life Insurance Company              Synthetic GIC, Dwight Managed Target 2, no specified
                                                   maturity date, 5.15%                                                   2,001,858
    Monumental Life Insurance Company              Synthetic GIC, Dwight Managed Target 5, no specified
                                                   maturity date, 5.15%                                                     815,296
    Monumental Life Insurance Company              Wrap contract                                                           (130,176)
                                                                                                                       ------------
                                                                                                                          2,686,978
                                                                                                                       ------------
    Transamerica Occidental Life Insurance Co.     Synthetic GIC, Dwight Managed Target 5, no
                                                   specified maturity date, 5.54%                                         1,786,400
    Transamerica Occidental Life Insurance Co.     Wrap contract                                                           (115,643)
                                                                                                                       ------------
                                                                                                                          1,670,757
    State Street Bank                              Synthetic GIC, Dwight Core Int Fund, no
                                                   specified maturity date, 6.07%                                         1,721,356
    State Street Bank                              Wrap contract                                                            (91,125)
                                                                                                                       ------------
                                                                                                                          1,630,231
    State Street Bank                              Synthetic GIC, Dwight Managed Target 2, no
                                                   specified maturity date, 3.98%                                         3,585,156
    State Street Bank                              Synthetic GIC, Dwight Managed Target 5, no
                                                   specified maturity date, 3.98%                                         1,237,728
    State Street Bank                              Wrap contract                                                            (90,970)
                                                                                                                       ------------
                                                                                                                          4,731,914
                                                                                                                       ------------
                                                   Total Synthetic Guaranteed Investment Contracts                       10,719,880
                                                                                                                       ------------
(2) Rio Tinto plc ADRs                             Common Stock                                                           3,734,939
                                                                                                                       ------------
                                                   Total Investments                                                   $ 44,184,371
                                                                                                                       ============

(1)  Cost information not required as pre Special Rule for certain participant-directed transactions
(2)  Known party-in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           KENNECOTT CORPORATION SAVINGS PLAN
                                           FOR HOURLY EMPLOYEES



                                           By: /s/ Robert L. Light
                                              ----------------------------------
                                              Name:  Robert L. Light
                                              Title: Chief Financial Officer

Date: November 2, 2005

Exhibit        Description
-------        -----------

23.1           Consent of PricewaterhouseCoopers LLP